Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The Registrant’s principal subsidiaries are listed below. In addition, the Registrant has approximately 227 subsidiaries that are not required to be listed pursuant to SEC rules.

Name	Location of Formation

PS LPT Properties Investors	Maryland
PS California Holdings, Inc	Delaware

The Registrant directly or indirectly owns 100% of the subsidiaries listed above.